Exhibit 99.1

GoldMining Subsidiary, U.S. GoldMining, Announces Confirmatory Results,

Including Highest Drill Intercept to Date at the

Whistler Gold-Copper Project, Alaska

Intersects 547 meters at 1.06 g/t Gold Equivalent Including

176 meters at 1.55 g/t Gold Equivalent

Vancouver, British Columbia – January 24, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to highlight recent confirmatory assay results announced by its majority-owned subsidiary, U.S. GoldMining Inc. (“U.S. GoldMining”) (NASDAQ: USGO), from the 2023 drilling program (the “Program”) at its flagship, the multi-million ounce Whistler Gold-Copper Project (“Whistler” or the “Project”) in Alaska. The Program confirmed the continuity of the near-surface high-grade core at the Whistler deposit and included the best drill intercept of continuous mineralization at the Project to date.1 U.S. GoldMining was launched via an Initial Public Offering in April 2023, and GoldMining currently owns approximately 80% of the issued and outstanding U.S. GoldMining shares.

Highlights:

●	WH23-03 intersected 547 meters at 1.06 grams per tonne (g/t) gold equivalent (AuEq), including 176 meters at 1.55 g/t AuEq.[2]

●	WH23-01 intersected 241 meters at 0.60 g/t AuEq, including 118 meters at 0.74 g/t AuEq.

●	WH23-02 intersected 142 meters at 0.51 g/t AuEq, including 22 meters at 1.10 g/t AuEq.

●	Assay results have increased confidence in the continuity of mineralization within the deposit’s core of high-grade mineralization which extends to surface.

●

Whistler is a district scale project which hosts estimated indicated mineral resources of 3.0 million AuEq ounces and inferred resources of 6.5 million AuEq ounces across three gold-copper porphyry deposits.[2]

●	The Project remains open along strike and at depth, and an additional 12 targets remain untested in the Whistler-Raintree area.

●	GoldMining holds $129 million in cash and publicly traded equities[3] including its approximate 80% equity interest in U.S. GoldMining.

Alastair Still, CEO, commented: “The success of the inaugural confirmatory drilling program by U.S. GoldMining at Whistler is another example of how our spin-out strategy has unlocked value for GoldMining shareholders. We now hold over $129 million in cash and equities3 which puts us in a strong and enviable position as we look to advance strategic initiatives across the rest of our portfolio, which globally holds 12.5 million AuEq ounces of measured and indicated resources and 9.7 million AuEq ounces of inferred resources.4 We are excited to see the U.S. GoldMining team continue to build on 2023 success as they drive forward one of the largest undeveloped gold-copper resources in the United States not yet in the hands of a major.”

Mr. Still continued: “In addition to advancing our portfolio of gold and gold-copper projects, recent developments in the uranium sector have seen spot uranium prices exceed $100/lb, which is providing favorable tailwinds as we advance our Rea uranium project (“Rea”) situated in the western Athabasca Basin, Canada. Rea is located in one of the largest and highest-grade uranium districts in the world at 125,328 hectares; its land package alone exceeds that of many publicly traded junior uranium companies, providing good potential for future additional uranium discoveries.”

2023 Whistler Program Summary

Four drill holes were completed for a total of 2,234 meters at the Project from mid-August to mid-November, 2023, as reported by U.S. GoldMining Inc.1 Assay results for drill holes WH23-01, WH23-02 and WH23-03 drilled at the Whistler Deposit have been received and a summary of mineralized assay intercepts are reported as follows:

●

WH23-03 intersected 599.74 meters at 0.99 g/t AuEq[2] from surface (0.41 meters depth) and included 547.15 meters at 1.06 g/t AuEq, comprised of 0.77 g/t gold (Au), 0.17% copper (Cu) and 1.55 g/t silver (Ag), from 53.00 meters depth to end of hole at 600.15 meters.

o	Including a higher-grade intercept of 176.00 meters at 1.55 g/t AuEq from 131.00 meters depth.

o

WH23-03 infilled an area of previously sparse drilling, with corresponding lower confidence resource classification, on the southern margin of the Deposit’s ‘high-grade core’. The assay results confirm the continuity of mineralization extending from near-surface throughout the length of the drill hole. The lower half of WH23-03 infilled an area of the Whistler Deposit currently classified as inferred in the Whistler mineral resource estimate.

o	Mineralization intersected in WH23-03 remains open at depth, including a high-grade interval of 25.15 meters at 1.12 g/t from 575.00 meters to end of hole.

o	U.S. GoldMining intends to deepen the hole to explore the depth extents of the Whistler mineral system in 2024.

●	WH23-01 intersected 241.05 meters at 0.60 g/t AuEq, comprised of 0.33 g/t Au, 0.16% Cu and 1.86 g/t Ag, from surface (1.95 meters depth).

o	Including an upper high-grade intercept of 8.00 meters at 1.26 g/t AuEq from 29.00 meters depth.

o	An intercept of 118.00 meters at 0.74 g/t AuEq from 77.00 meters, which includes several higher-grade zones:

o	31.0 meters at 1.00 g/t AuEq from 77.00 meters

o	19.23 meters at 1.06 g/t AuEq from 137.77 meters

o	8.00 meters at 1.16 g/t AuEq from 231.00 meters

o	WH23-01 confirmed that mineralization extends to surface on the south side of the Whistler Ridge.

●	WH23-02 intersected 142.34 meters at 0.51 g/t AuEq, comprised of 0.17 g/t Au, 0.21% Cu and 1.05 g/t Ag, from 305.00 meters depth.

o	Including a higher-grade zone of 22.00 meters at 1.10 g/t AuEq from 401.00 meters depth.

o

WH23-02 successfully expanded the Whistler Deposit approximately 100 meters to the south of previously drilled mineralization in the southwest sector of the Whistler Deposit. Mineralization remains open to surface, to depth and south along strike. Follow-up drilling in 2024 will aim to extend the resource to surface and test for additional expansion southwards and to depth.

●

WH23-04 tested the Rainmaker South target, a target external to existing mineral resources and located approximately one kilometer southeast of the Whistler Deposit. Core logging indicates the drill hole intersected a porphyry intrusive stock, confirming and validating the geophysical modeling used to target potential new porphyry stocks. Assays are currently pending; however, visual core logging indicates a lack of veining and alteration which are normally indicative of a productive porphyry intrusion.

1.	See U.S. GoldMining news release dated January 16, 2024 for further information.
2.

AuEq equations are calculated consistent with the methodology outlined in Whistler Project technical reports “NI 43-101 Mineral Resource Estimate for the Whistler Project” with an effective date of June 11, 2021, available under the Company’s profile at www.sedarplus.ca. Specifically: below 10g/t Ag: AuEq=Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq=Au + Cu*1.5733.

3.

Cash and Marketable Securities in NevGold Corp., Gold Royalty Corp., and U.S. GoldMining as of January 23, 2024, are presented in Canadian dollars, converted, as applicable, based on current exchange rates.

4.

The above global resource numbers are provided for informational purposes only and are not intended to represent the viability of any project on a standalone or global basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues. Please refer to resource table and accompanying notes that appear under the Company’s website under “Resource Statement” section at www.goldmining.com/projects/global-resource-statement/ for each respective project for detailed information and technical reports respecting each individual project.

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Smith is a qualified person defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Whistler Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting potential future plans and expectations of U.S. GoldMining at the Whistler Project and the Company's plans at the Rea Project, including its expectations regarding such project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to commence and complete work as expected, the Company’s and U.S. GoldMining's exploration and development plans may change in the future as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.